Exhibit 99.1

First Quarter Report

2020

Granite REIT 2020 First Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Non-IFRS Performance Measures	34

Significant Accounting Estimates	37

New Accounting Pronouncements and Developments	38

Internal Controls over Financial Reporting	39

Risks and Uncertainties	40

Quarterly Financial Data	41

Forward-Looking Statements	43

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three month period ended March 31, 2020. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2020 and the audited combined financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at May 13, 2020 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2019 and dated March 4, 2020, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2020 First Quarter Report    1

FINANCIAL AND OPERATING HIGHLIGHTS

For the three months ended March 31,	2020	2019

Operating highlights
Revenue	$78.1	$63.4
NOI — cash basis(1)	67.8	55.1
Net income attributable to stapled unitholders	81.3	78.3
FFO(1)	56.8	40.7
AFFO(1)(2)	55.6	39.8
Cash flows provided from operating activities	54.6	40.4
Monthly distributions paid	39.3	31.9
Special distribution paid	—	13.7
FFO payout ratio(1)(3)	69%	79%
AFFO payout ratio(1)(2)(3)	70%	81%

Per unit amounts
Diluted FFO(1)	$1.05	$0.89
Diluted AFFO(1)(2)	$1.03	$0.87
Monthly distributions paid	$0.73	$0.70
Special distribution paid	—	$0.30
Diluted weighted average number of units	54.1	45.7

As at March 31, 2020 and December 31, 2019	2020	2019

Financial highlights
Investment properties — fair value	$4,810.0	$4,457.9
Cash and cash equivalents	242.1	298.7
Total debt(4)	1,309.8	1,250.3
Trading price per unit (TSX: GRT.UN)	$ 58.13	$ 65.98

Debt metrics, ratings and outlook
Net leverage ratio(1)	22%	21%
Interest coverage ratio(1)	10.4x	10.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	5.9x	6.1x
Weighted average cost of debt(5)	1.83%	1.83%
Weighted average debt term-to-maturity, in years(5)	4.1	4.4
DBRS rating and outlook	BBB stable	BBB stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable

Property metrics
Number of investment properties	92	91
Income-producing properties	85	85
Properties under development	4	3
Land held for development	3	3
Gross leasable area (“GLA”), square feet	40.0	40.0
Occupancy, by GLA	99.0%	99.0%
Magna as a percentage of annualized revenue(6)	41%	42%
Magna as a percentage of GLA	35%	35%
Weighted average lease term in years, by GLA	6.3	6.5
Overall capitalization rate(7)	6.0%	6.1%

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid.

2    Granite REIT 2020 First Quarter Report

The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the quarter ended March 31, 2019 were previously reported as $39.3 million, $0.86 per unit and 82%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”).

(3)

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. For the three months ended March 31, 2019, Granite recognized $0.3 million ($0.01 per unit) in revenue related to a lease termination and close-out fee. For comparative purposes, the FFO payout ratio and AFFO payout ratio for the three months ended March 31, 2019 exclude the lease termination and close-out fee.

(4)	Total debt includes lease obligations recognized under IFRS 16, Leases.
(5)	Excludes lease obligations recognized under IFRS 16, Leases noted above.
(6)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(7)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at May 13, 2020, Granite owns 93 investment properties in nine countries having approximately 40.3 million square feet of gross leasable area.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution/warehouse properties, light industrial properties and heavy industrial manufacturing facilities. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at May 13, 2020 are summarized below:

Investment Properties Summary(1) Nine countries/93 properties/40.3 million square feet

(1)	Includes one income-producing property in the Netherlands representing 0.2 million square feet of GLA acquired subsequent to March 31, 2020.

Granite REIT 2020 First Quarter Report    3

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total return for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”) over the long-term.

Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and development opportunities within its geographic footprint.

As Granite looks to the remainder of 2020, its priorities are set out below, however, the impact, timing and extent of current economic conditions resulting from the novel strain of coronavirus, specifically identified as COVID-19 pandemic (“COVID-19”) on these priorities is unknown at this time (see “SIGNIFICANT MATTERS — COVID-19 Pandemic”):

•

Accelerate growth in its target markets in North America and Europe primarily through property and portfolio acquisitions as well as through the development of modern logistics and e-commerce assets and selective joint venture arrangements;

•	Grow net asset value as well as FFO and AFFO per unit through intensive asset management;

•	Continue to enhance Granite’s global platform;

•	Maintain a target occupancy in excess of 98%;

•	Maintain lower leverage providing balance sheet flexibility and liquidity;

•	Pursue development and expansion opportunities within the existing portfolio; and

•	Continue to dispose of select non-core assets.

SIGNIFICANT MATTERS

COVID-19 Pandemic

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. Granite management acknowledges that it is early days and the full impact of the COVID-19 pandemic cannot be predicted, however, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 66% of total annualized revenue represented by Granite’s top ten tenants (see “INVESTMENT PROPERTIES — Leasing Profile-Other Tenants” for a summary of Granite’s top ten tenants). COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants are seeing increased activity during this COVID-19 period while other tenants have slowed down or shut down operations fully for a period of time. It is difficult to predict at this time what continued impact COVID-19 will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

With respect to Granite’s operations, the status of rent collection for the months of April and May and requests for rent deferral as at the date of this MD&A is summarized below:

•	99% of rent due in respect of the month of April has been received.

•	95% of rent due in respect of the month of May has been received. The progress of our rent collection for May is on pace with the rent collection for April.

4    Granite REIT 2020 First Quarter Report

•

Requests have been received for deferrals of rent from 11 tenants for a weighted average period of 3.7 months and for rent abatements from 6 tenants for a weighted average period of 2.6 months, combined totaling approximately $6.7 million, representing approximately 2.4% of Granite’s total portfolio based on annualized revenue(1); and

•	No rent deferrals or rent abatements have been granted to date and Granite is currently in discussion with all tenants in arrears.

Requests for rent deferrals have been carefully reviewed by management on a case-by-case basis. For each request, management reviews tenant financial information and credit, assesses the impact of COVID-19 on the tenant’s operations and considers lease terms and local legislation, among other factors. Over the next few months, Granite intends to monitor its portfolio and to continue to dialogue with its tenants on a case-by-case basis, where applicable, to understand the ongoing impact of COVID-19 on its tenants’ operations. The dynamic nature of the situation, which continues to evolve day-to-day, makes the longer-term financial impacts on Granite difficult to predict.

From a liquidity perspective, as at the date of this MD&A, Granite had total liquidity of approximately $730 million, including its fully undrawn credit facility which is sufficient to meet its current committed acquisitions and development and construction projects of approximately $216.5 million. Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of over $4.8 billion remains fully unencumbered. Granite believes it is well-positioned to weather the current market volatility and any negative impacts on its business, however, Granite will continue to evaluate and monitor this as the situation prolongs.

From a leasing perspective, as at the date of this MD&A, Granite has renewed 79% of its 2020 lease maturities with 0.4 million square feet of GLA outstanding representing 1% of its total portfolio. It is unclear at this time how the impacts of COVID-19 will affect the overall leasing markets for the remainder of 2020 or beyond including its impact on market rents, tenant demand for space, tenant allowances or incentives and lease terms.

With respect to Granite’s outstanding development projects, most have not been materially impacted to date by COVID-19. Granite’s development project in Plainfield, Indiana continued during the first quarter of 2020, is now substantially complete and Granite is in advanced discussions on a full building lease. Granite’s development project in Houston, Texas is in the very early stages and continues with minimal disruption at this time. The development of Granite’s recently acquired Bleiswijk, Netherlands property continues and remains on schedule to be completed late in the third quarter of 2020. In addition, the forward purchases of properties under development in both Ede and Tilburg, the Netherlands also remain on schedule and have, so far, not been significantly impacted by COVID-19. Granite expects to close on these two Dutch acquisitions towards the end of the second quarter of 2020. With respect to the development project in Altbach, Germany, where construction has not yet begun, Granite made the decision to place this development on hold until market conditions stabilize, timing of which cannot be predicted at this time. Despite minimal disruption thus far as a result of COVID-19, in the short-term, the outstanding active development projects in the Netherlands and Houston, Texas may be impacted by temporary delays due to work suspensions, labour shortages and delays in supply chains. Therefore, Granite expects potential near-term delays to its on-going projects in terms of

(1)	Annualized revenue represents rental revenue, excluding tenant recoveries, for the month of March 2020, recognized in accordance with IFRS, multiplied by 12 months.

Granite REIT 2020 First Quarter Report    5

construction spending and expected completion dates. Granite also expects delays to the commencement of construction for new development projects including the development project in Altbach, Germany. For more information on Granite’s development projects, please see “SIGNIFICANT MATTERS - Construction, Development and Property Commitments”.

Granite’s current liquidity positions it well to capitalize on acquisition opportunities and to continue to execute on its strategic plan in 2020; however, Granite has temporarily slowed down its acquisition program and will continue to do so until there is greater visibility on the impact COVID-19 will have on Granite’s operations and cash flows. As markets stabilize and the longer-term impacts of COVID-19 on the portfolio are better understood, Granite will be prepared to quickly act on its acquisition pipeline and other opportunities.

Consistent with its usual practice, Granite continues to review the value of its properties. It is impossible to forecast the duration and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s operations, both in the short-term and in the long-term. Certain aspects of Granite’s business and operations that could be potentially impacted include rental income, occupancy, capital expenditures, future demand for space, and market rents, all of which ultimately impact the underlying valuation of investment property. Refer to “Risks and Uncertainties” for a discussion of the risks associated with the COVID-19 pandemic.

Property Acquisitions

On March 13, 2020, Granite acquired a property under development located in Bleiswijk, Netherlands for $28.8 million (€18.7 million) excluding transaction costs. The property under development is situated on approximately 13 acres of land in the Prisma Business Park in Bleiswijk and will be a grocery e-commerce distribution centre comprising 238,117 square feet of gross leasable area. The development is expected to be completed by September 2020 and the remaining costs to complete the development are approximately $34.3 million (€22.1 million) as at March 31, 2020. The property is leased to Ahold, a global food-retailer for a lease term of 10 years, commencing September 1, 2020, and the going-in stabilized yield associated with the property is 4.2%.

On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities being developed in the Netherlands as previously announced. Construction of the property was completed on schedule in March 2020. The property is located at Oude Graaf 15, Weert, Netherlands, has a gross leasable area of 238,281 square feet, and was purchased for $32.4 million (€20.8 million) excluding transaction costs. The property is leased, effective May 1, 2020, to Moonen Packaging, a European leader in environmentally-friendly packaging on a triple net lease with a term of 10 years and the going-in stabilized yield associated with the property is 4.9%.

6    Granite REIT 2020 First Quarter Report

Construction, Development and Property Commitments

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield
As at March 31, 2020:
Development, construction or expansion:
Property under development in Bleiswijk, Netherlands(2)	0.2	$32.7	$34.3	$67.0	4.2%
Property under development in Plainfield, Indiana	0.5	25.4	5.0	30.4	6.8%
Property under development in Houston, Texas	0.7	2.5	43.2	45.7	7.4%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	0.3	10.2	10.5	8.1%
Other construction commitments	—	8.7	4.0	12.7	—%
	1.5	$69.6	$96.7	$166.3	5.9%
Property purchases:
Three development properties in the Netherlands(3)	0.9	18.7	119.8	138.5	4.4%
	2.4	$88.3	$216.5	$304.8	5.2%

(1)	As at March 31, 2020.

(2)	Payments made include cost of land.

(3)	Year-one stabilized yield is for all three properties.

The property under development in Bleiswijk, Netherlands is a build-to-suit grocery e-commerce distribution centre situated on approximately 13 acres of land and comprises a total gross leasable area of 238,117 square feet and offers 407 car and 147 van parking spaces, respectively. The property is located in the Prisma Business Park in the center of the Randstad conurbation, situated next to the A12 motorway and providing access to approximately 8 million consumers within a one hour radius. The development is expected to receive a BREEAM “Excellent” sustainability certification at a minimum.

The construction of a class A distribution/warehouse facility in Plainfield, Indianapolis was substantially completed in the second quarter of 2020. This speculative development contains features expected in a modern distribution building, including 36 foot clear height, significant auto and trailer parking, cross-dock layout and LED lighting throughout the facility. In addition, the property is strategically located to major highways I-70 and I-465, and is approximately 5.8 miles from the Indianapolis International Airport. The development is expected to receive “Two Green Globes” from the Green Building Initiative (Green Globes Sustainability Certification).

At Granite’s recently acquired greenfield site in Houston, Texas, speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, commenced in the fourth quarter of 2019. The properties are expected to be constructed by the first quarter of 2021.

Granite has agreed to acquire three state-of-the-art facilities under development in the Netherlands for approximately $138.5 million (€89 million). The three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the fourth quarter of 2020. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The properties are 100% leased to three prominent European tenants for a weighted average lease term of approximately 11 years. The development is expected to receive a BREEAM “Very Good” sustainability certification at a minimum. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions. On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities in Weert, Netherlands as noted above (“SIGNIFICANT MATTERS—Property Acquisitions”).

Granite REIT 2020 First Quarter Report    7

Normal Course Issuer Bid

During the month of March 2020, Granite repurchased 490,952 stapled units under its normal course issuer bid for consideration of $25.0 million at an aggregate average purchase price of $50.95 per unit, significantly below its estimated net asset value.

On May 13, 2020, the Board of Trustees/Directors approved the renewal of the normal course issuer bid which will be subject to customary regulatory approvals.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar, will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates				Period End Exchange Rates
	Three Months Ended March 31,				March 31, 2020	December 31, 2019
	2020	2019	Change				Change
$ per €1.00	1.481	1.509	(2%	)	1.556	1.455	7%
$ per US$1.00	1.344	1.329	1%		1.412	1.296	9%

For the three months ended March 31, 2020 compared to the prior year period, the average exchange rates of the Canadian dollar relative to the Euro and US dollar were lower and higher, respectively, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations and increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on March 31, 2020 were higher when compared to the December 31, 2019 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US subsidiaries were higher when compared to December 31, 2019.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three month period ended March 31, 2020 was as follows:

Effects of Changes in Exchange Rates on Operating Results

Three Months Ended March 31,
(in millions, except per unit information)	2020 vs 2019
Decrease in revenue	$(0.2)
Decrease in NOI — cash basis	(0.3)
Increase in net income	0.8
Increase in FFO	0.1
Increase in AFFO	0.1
Increase in FFO per unit	—
Increase in AFFO per unit	—

8    Granite REIT 2020 First Quarter Report

Operating Results

Revenue

Revenue

For the three months ended March 31,	2020	2019	$ change
Rental revenue and amortization(1)	$68.6	$55.8	12.8
Tenant recoveries	9.5	7.3	2.2
Lease termination and close-out fees	—	0.3	(0.3)
Revenue	$78.1	$63.4	14.7

(1)	Rental revenue and amortization includes base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended March 31, 2020 increased $14.7 million to $78.1 million from $63.4 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.3 million from consumer price index based increases and $0.4 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and the Netherlands during 2019 increased revenue by $15.7 million, which included $2.2 million of tenant recoveries;

•	revenue increased by $0.4 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and Austria;

•	the sale of properties located in Canada and the United States during 2019 decreased revenue by $2.0 million; and

•

foreign exchange had a net $0.2 million negative impact as the relative strengthening of the Canadian dollar against the Euro decreased revenue by $0.5 million while the weakening of the Canadian dollar against the US dollar increased revenue by $0.3 million.

Granite REIT 2020 First Quarter Report    9

Revenue by major currency for the three month periods ended March 31, 2020 and 2019 was as follows:

Revenue by Currency

The mix in revenue for the three month period ended March 31, 2020 compared to the prior year period has changed primarily with revenue denominated in US and Canadian dollars increasing as a result of the acquisitions in the United States and Canada in 2019.

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “DEBT STRUCTURE”).

Net Operating Income

Net operating income (“NOI”) in the three months ended March 31, 2020 was $67.9 million compared to $55.2 million in the three months ended March 31, 2019. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $67.8 million in the three months ended March 31, 2020 compared with $55.1 million in the three months ended March 31, 2019.

10    Granite REIT 2020 First Quarter Report

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended March 31, 2020 was $54.5 million compared to $52.7 million in the three months ended March 31, 2019. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI, NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended March 31,
		2020	2019	$ change
Revenue		$78.1	$63.4	14.7
Less: Property operating costs		(10.2)	(8.2)	(2.0)
NOI		$67.9	$55.2	12.7
Add (deduct):
Lease termination and close-out fees		—	(0.3)	0.3
Straight-line rent amortization		(1.4)	(1.1)	(0.3)
Tenant incentive amortization		1.3	1.3	—
NOI — cash basis	40.0	$67.8	$55.1	12.7
Less NOI — cash basis for:
Acquisitions	8.5	(13.3)	(0.9)	(12.4)
Dispositions, assets held for sale and developments	—	—	(1.5)	1.5
Same property NOI — cash basis	31.5	$54.5	$52.7	1.8

(1)

The square footage relating to the NOI — cash basis represents GLA of 40.0 million square feet as at March 31, 2020. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions during the relevant period.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three months ended March 31, 2020 increased $12.7 million to $67.8 million from $55.1 million in the prior year period largely as a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs and a decrease from straight-line rent amortization, both primarily relating to the properties acquired in 2019.

Granite REIT 2020 First Quarter Report    11

Same property NOI — cash basis for the three months ended March 31, 2020 increased $1.8 million (3.4%) to $54.5 million primarily due to the increase in contractual rents, re-leasing and renewals of various leases for properties located in the United States and Canada and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar, partially offset by the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended March 31, 2020 would have increased by 4.2% relative to the prior year period.

NOI — cash basis for the three month periods ended March 31, 2020 and 2019 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

Same property NOI — cash basis for the three month periods ended March 31, 2020 and 2019 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended March 31,
	2020	2019	% change
Canada	$10.3	$9.9	4.0%
United States	17.8	16.1	10.6%
Austria	16.8	17.0	(1.2)%
Germany	5.9	6.0	(1.7)%
Netherlands	2.3	2.3	—%
Europe — Other	1.4	1.4	—%
Same Property NOI — cash basis	$54.5	$52.7	3.4%

12    Granite REIT 2020 First Quarter Report

Same property NOI — cash basis for the three month period ended March 31, 2020 includes $0.4 million associated with a 0.3 million square foot building expansion at a property located in West Jefferson, Ohio that was completed in the prior year. Excluding the NOI associated with the expansion, same property NOI — cash basis would have increased 2.7% in the current year period (3.4% on a constant currency basis).

Constant currency same property NOI — cash basis for the three month periods ended March 31, 2020 and 2019 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended March 31,
	2020	2019	% change
Canada	$10.3	$9.9	4.0%
United States	17.8	16.3	9.2%
Austria	16.8	16.6	1.2%
Germany	5.9	5.9	—%
Netherlands	2.3	2.2	4.5%
Europe — Other	1.4	1.4	—%
Constant Currency Same Property NOI — cash basis	$54.5	$52.3	4.2%

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

For the three months ended March 31,	2020	2019	$ change
Salaries and benefits	$3.8	$3.0	0.8
Audit, legal and consulting	0.9	1.3	(0.4)
Trustee/director fees and related expenses	0.2	0.3	(0.1)
Executive unit-based compensation expense including distributions	1.0	0.7	0.3
Fair value remeasurement (recovery)/expense of trustee/director and executive unit-based compensation plans	(1.5)	1.2	(2.7)
Other public entity costs	0.4	0.5	(0.1)
Office rents including property taxes and common area maintenance costs	0.1	0.1	—
Other	0.8	0.8	—
General and administrative expenses	$5.7	$7.9	(2.2)

General and administrative expenses were $5.7 million for three month period ended March 31, 2020 and decreased $2.2 million in comparison to the prior year period primarily as a result of the following:

•

a decrease in audit, legal and consulting expenses due to costs incurred in the prior year period associated with corporate advisory matters including internal reorganizations and administrative matters; and

Granite REIT 2020 First Quarter Report    13

•

an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a decrease in the market price of the Trust’s stapled units in the first quarter of 2020, partially offset by;

•	an increase in salaries and benefits expense primarily due to additional employees in the United States and Europe and an adjustment to incentive pay accruals in the current year period; and

•	an increase in executive unit-based compensation expense due to a greater number of awards outstanding under the plan.

Interest Income

Interest income for the three month periods ended March 31, 2020 and 2019 was $0.9 million and $2.9 million, respectively. The $2.0 million decrease is primarily due to the reduction in cash balances on hand and lower interest rates.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month periods ended March 31, 2020 and 2019 were $6.6 million and $7.6 million, respectively. The $1.0 million decrease is primarily due to interest expense savings associated with the refinancing of the term loans in the fourth quarter of 2019.

As at March 31, 2020, Granite’s weighted average cost of interest-bearing debt was 1.83% (March 31, 2019 — 2.18%) and the weighted average debt term-to-maturity was 4.1 years (March 31, 2019 — 4.5 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange gains of $2.8 million and foreign exchange losses of $0.5 million in the three month periods ended March 31, 2020 and 2019, respectively. The $3.3 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against the Euro and US dollar.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $36.0 million and $50.1 million in the three month periods ended March 31, 2020 and 2019, respectively. In the three month period ended March 31, 2020, net fair value gains of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions.

Net fair value gains on investment properties in the three month period ended March 31, 2019 of $50.1 million were attributable to several factors including (i) a compression in terminal capitalization rates for properties located in Austria resulting from the continued market demand for industrial real estate properties, (ii) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and (iii) the increase in fair value for the multi-purpose properties classified as assets held for sale in the first quarter of 2019.

Loss on Sale of Investment Properties

During the three month period ended March 31, 2020, no properties were disposed of. During the three month period ended March 31, 2019, Granite disposed of six properties and incurred a

14    Granite REIT 2020 First Quarter Report

$0.7 million loss on sale of these investment properties. The loss on sale of investment properties is primarily related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

For the three months ended March 31,	2020	2019	$ change
Foreign operations	$1.7	$1.5	0.2
Other	(0.4)	0.4	(0.8)
Current tax expense	1.3	1.9	(0.6)
Deferred tax expense	10.3	10.9	(0.6)
Income tax expense	$11.6	$12.8	(1.2)

For the three months ended March 31, 2020, the current tax expense decreased compared to the prior year period primarily due to the recognition of tax assets in Canada of $0.8 million for taxation years that have become statute barred, partially offset by higher income taxes in foreign jurisdictions as a result of acquisitions.

The decrease in deferred tax expense for the three months ended March 31, 2020 compared to the prior year period was primarily due to a decrease in fair value gains in jurisdictions in which deferred taxes are recorded and the reduction of deferred tax liabilities as a result of the reduction in tax rates in the current year period.

Net Income Attributable to Stapled Unitholders

For the three month period ended March 31, 2020, net income attributable to stapled unitholders was $81.3 million compared to $78.3 million in the prior year period. The $3.0 million net increase was primarily due to a $12.7 million increase in net operating income and a $3.3 million increase in foreign exchange gains partially offset by a $14.1 decrease in net fair value gains on investment properties. The $3.0 million increase in net income attributable to stapled unitholders is summarized below:

Change in Net Income Attributable to Stapled Unitholders

Granite REIT 2020 First Quarter Report    15

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three month periods ended March 31, 2020 and 2019 is presented below:

FFO AND AFFO(1) RECONCILIATION

For the three months ended March 31,		2020	2019

(in millions, except per unit information)

Net income attributable to stapled unitholders		$81.3	$78.3
Add (deduct):
Fair value gains on investment properties, net		(36.0)	(50.1)
Fair value losses on financial instruments		1.9	0.1
Loss on sale of investment properties		—	0.7
Deferred income tax expense		10.3	10.9
Fair value remeasurement (recovery) expense relating to the Executive Deferred Stapled Unit Plan		(0.8)	0.7
Non-controlling interests relating to the above		0.1	0.1
FFO	[A]	$56.8	$40.7
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.1)	(0.9)
Leasing commissions incurred		—	—
Tenant incentives incurred		—	(0.2)
Tenant incentive amortization		1.3	1.3
Straight-line rent amortization		(1.4)	(1.1)
AFFO(1)	[B]	$55.6	$39.8

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.05	$0.89
Basic and diluted AFFO per stapled unit(1)	[B]/[C] and [B]/[D]	$1.03	$0.87
Basic weighted average number of stapled units	[C]	54.0	45.7

Diluted weighted average number of stapled units	[D]	54.1	45.7

(1)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO as well as basic and diluted AFFO per unit for the quarter ended March 31, 2019 were previously reported as $39.3 million and $0.86 per unit for both basic and diluted AFFO, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). There is no significant difference in these metrics as a result of the change in calculation.

16    Granite REIT 2020 First Quarter Report

Funds From Operations

FFO for the three month period ended March 31, 2020 was $56.8 million ($1.05 per unit) compared to $40.7 million ($0.89 per unit) in the prior year period. The $16.1 million ($0.16 per unit) increase in FFO is summarized below:

Change in FFO

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended March 31, 2020 was $55.6 million ($1.03 per unit) compared to $39.8 million ($0.87 per unit) in the prior year period. The $15.8 million ($0.16 per unit) increase in AFFO is summarized below:

Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $16.1 million increase in FFO, as noted previously; and

•	a $0.3 million decrease in AFFO from straight-line rent amortization primarily due to acquisition activity.

Granite REIT 2020 First Quarter Report    17

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise (i) a recently acquired development property in Bleiswijk, Netherlands where construction of a grocery e-commerce distribution centre is expected to be completed in the third quarter of 2020, (ii) a parcel of development land in Plainfield, Indiana where construction of a class A distribution/warehouse facility was substantially completed in the second quarter of 2020, (iii) 50 acres of a recently acquired greenfield site in Houston, Texas for which speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, has begun and is expected to be completed in the first quarter of 2021, and (iv) a site in Altbach, Germany where the demolition of the property is complete and the construction of a distribution/light industrial facility was placed on hold during the second quarter of 2020 until market conditions stabilize as a result of the COVID-19 pandemic (see “SIGNIFICANT MATTERS — COVID-19 Pandemic”).

Land held for development comprises 12.9 acres of development land in West Jefferson, Ohio that was acquired in 2018, the remaining 141 acres of land in Houston, Texas acquired in 2019 and held for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet (of which 0.7 million square feet is planned in the initial phase of construction, as noted above) and a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

18    Granite REIT 2020 First Quarter Report

Summary attributes of the investment properties as at March 31, 2020 and December 31, 2019 were as follows:

Investment Properties Summary

As at March 31, 2020 and December 31, 2019	2020	2019
(in millions, except as noted)
Investment properties — fair value	$4,810.0	$4,457.9
Income-producing properties	4,688.1	4,377.6
Properties under development	90.7	51.3
Land held for development	31.2	29.0
Overall capitalization rate(1)	6.0%	6.1%

Number of investment properties	92	91
Income-producing properties	85	85
Properties under development	4	3
Land held for development	3	3

Property metrics
GLA, square feet	40.0	40.0
Occupancy, by GLA	99.0%	99.0%
Weighted average lease term in years, by square footage	6.3	6.5
Total number of tenants	59	60
Magna as a percentage of annualized revenue(2)	41%	42%
Magna as a percentage of GLA	35%	35%

(1)	Overall capitalization rate pertains only to income-producing properties.
(2)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

The fair value of the investment properties by asset category as at March 31, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Asset Category(1)

Granite REIT 2020 First Quarter Report    19

Granite has a high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at March 31, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Geography(1)

The change in the fair value of investment properties by asset category during the three month period ended March 31, 2020 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2020						March 31, 2020
	Investment properties	Fair value gains (losses)	Acquisitions	Capital expenditures	Foreign exchange gains	Other changes	Investment properties
Modern warehouse facilities	$2,509.3	45.0	—	2.4	195.1	1.3	$2,753.1
Multi-purpose facilities	842.2	0.6	—	1.0	23.7	0.2	867.7
Special purpose properties	1,026.1	(9.6)	—	—	52.0	(1.2)	1,067.3
Income-Producing Properties	4,377.6	36.0	—	3.4	270.8	0.3	4,688.1
Properties Under Development	51.3	—	28.9	5.8	4.7	—	90.7
Land Held For Development	29.0	—	—	—	2.2	—	31.2
	$4,457.9	$36.0	$28.9	$9.2	$277.7	$0.3	$4,810.0

20    Granite REIT 2020 First Quarter Report

During the three month period ended March 31, 2020, the fair value of investment properties increased by $352.1 million primarily due to:

•

net fair value gains of $36.0 million which were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions;

•	the acquisition of a property under development in Bleiswijk, Netherlands for $28.9 million (see “SIGNIFICANT MATTERS”) including transaction costs of $0.1 million;

•

capital expenditures of $9.2 million, of which $5.8 million related to development capital expenditures for four properties under construction in Indiana and Texas, United States as well as Bleiswijk, Netherlands and Altbach, Germany. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Capital expenditures relating to modern warehouse facilities include $2.3 million of construction costs incurred to complete a developed property in Dallas, Texas which was acquired in November 2019; and

•

foreign exchange gains of $277.7 million, which include foreign exchange gains of $97.1 million and $180.6 million resulting from the relative weakening of the Canadian dollar against the Euro and the US dollar, respectively.

Granite REIT 2020 First Quarter Report    21

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months ended March 31, 2020. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three month period ended March 31, 2020. In addition, valuation metrics for Granite’s income-producing properties by asset category as at March 31, 2020 and December 31, 2019 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

As at March 31, 2020 and December 31, 2019	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Overall capitalization rate(1)(2)	5.29%	5.42%	6.34%	6.28%	7.57%	7.44%	6.00%	6.06%
Terminal capitalization rate(1)	5.69%	5.97%	6.26%	6.44%	6.97%	7.03%	6.10%	6.32%
Discount rate(1)	6.11%	6.17%	6.92%	6.91%	7.64%	7.38%	6.61%	6.60%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at March 31, 2020 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	4,306.6	4,477.3	4,518.0
+25 bps	4,488.7	4,577.7	4,601.7
Base rate	$4,688.1	$4,688.1	$4,688.1
-25 bps	4,907.9	4,807.8	4,776.2
-50 bps	5,151.8	4,939.0	4,866.5

Maintenance or Improvement Capital Expenditures and Leasing Costs

Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Leasing costs include direct leasing costs and lease incentives.

22    Granite REIT 2020 First Quarter Report

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Maintenance or Improvement Capital Expenditures and Leasing Costs Incurred

The maintenance or improvement capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs

		Q1’20	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18
Maintenance or improvement capital expenditures incurred		$1.1	$0.8	$1.4	$0.2	$0.9	$2.2	$0.8	$1.8
Leasing costs incurred		—	0.8	0.2	0.4	0.2	0.6	0.5	0.4
Total incurred	[A]	$1.1	$1.6	$1.6	$0.6	$1.1	$2.8	$1.3	$2.2
GLA, square feet	[B]	40.0	40.0	34.9	34.5	32.8	32.2	32.5	31.8
$ paid per square feet	[A]/[B]	$0.03	$0.04	$0.05	$0.02	$0.03	$0.09	$0.04	$0.07

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at March 31, 2020 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/ actual start date of construction	Target completion date	Actual construction costs as at Mar. 31 2020	Expected total construction cost(1)
As at March 31, 2020
Properties under development
Plainfield, Indiana	30	0.5	Q2 2019	Q2 2020	$25.4	$30.4
Bleiswijk, Netherlands	13	0.2	Q1 2020	Q3 2020	3.9	38.2
Houston, Texas (Phase 1 only)	50	0.7	Q4 2019	Q1 2021	2.5	45.7
Altbach, Germany(2)	13	0.3	on hold	on hold	3.1	35.3

Expansion project
2095 Logistics Drive, Mississauga, Ontario	9	0.1	Q4 2019	Q2 2021	0.3	10.5
	115	1.8			$35.2	$160.1

(1)	Construction cost excludes cost of land.
(2)	Development on hold until market conditions stabilize as a result of the COVID-19 pandemic (see “SIGNIFICANT MATTERS COVID-19 Pandemic”).

Leasing Profile

Magna, Granite’s Largest Tenant

At March 31, 2020, Magna International Inc. or one of its operating subsidiaries was the tenant at 35 (December 31, 2019 — 35) of Granite’s income-producing properties and comprised 41% (December 31, 2019 — 42%) of Granite’s annualized revenue and 35% (December 31, 2019 — 35%) of Granite’s GLA. According to public disclosures, Magna International Inc. has a credit

Granite REIT 2020 First Quarter Report    23

rating of A3 with an “Under Review for Downgrade” outlook by Moody’s Investor Service, A- with a “CreditWatch (negative)” outlook by Standard & Poor’s and A(low) with a “Under Review with Negative Implications” outlook by DBRS Limited. Due to the anticipated impact of COVID-19 on Magna’s global operations, Magna’s credit ratings were recently amended by the rating agencies in March and April 2020 with negative outlooks. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at March 31, 2020, Granite had 58 other tenants from various industries that in aggregate comprised 59% of the Trust’s annualized revenue. Each of these tenants accounted for less than 8% of the Trust’s annualized revenue as at March 31, 2020.

24    Granite REIT 2020 First Quarter Report

Granite’s top 10 tenants by annualized revenue at March 31, 2020 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	41%	35%	5.0	A(low)
Amazon	7%	6%	18.8	AA-
ADESA	3%	1%	9.3	NR
Restoration Hardware	3%	3%	8.1	NR
Ingram Micro	2%	3%	4.8	BBB(low)
Hanon Systems	2%	1%	9.4	AA
Mars Petcare	2%	3%	2.1	NR
Wayfair	2%	2%	5.5	NR
Ricoh	2%	2%	5.2	BBB(high)
Geodis Logistics	2%	2%	4.9	NR
Top 10 Tenants	66%	58%	6.6

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

Granite REIT 2020 First Quarter Report    25

Lease Expiration

As at March 31, 2020, Granite’s portfolio had a weighted average lease term by square footage of 6.3 years (December 31, 2019—6.5 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in March 2020 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2020		2021		2022		2023		2024		2025		2026 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	5,904	26	49.2	—	674	5.3	316	2.9	347	2.9	380	2.3	681	4.2	964	6.7	2,542	24.9
Canada-committed	—	—	—	—	(674)	(5.3)	—	—	—	—	—	—	253	2.7	421	2.6	—	—
Canada—net	5,904	26	49.2	—	—	—	316	2.9	347	2.9	380	2.3	934	6.9	1,385	9.3	2,542	24.9
United States	20,057	42	125.3	402	1,047	6.5	87	0.7	3,110	16.4	2,606	12.8	2,822	15.9	830	4.5	9,153	68.5
United States-committed	—	—	—	—	(839)	(5.3)	—	—	—	—	721	4.1	—	—	59	0.6	59	0.6
United States—net	20,057	42	125.3	402	208	1.2	87	0.7	3,110	16.4	3,327	16.9	2,822	15.9	889	5.1	9,212	69.1
Austria	8,101	12	65.0	—	101	0.7	389	2.8	802	10.2	125	1.3	5,349	39.3	111	0.7	1,224	10.0
Austria-committed	—	—	—	—	—	—	(301)	(1.9)	—	—	—	—	—	—	—	—	301	1.9
Austria-net	8,101	12	65.0	—	101	0.7	88	0.9	802	10.2	125	1.3	5,349	39.3	111	0.7	1,525	11.9
Germany	3,504	11	25.3	—	195	1.4	548	3.8	283	2.3	1,947	14.3	—	—	—	—	531	3.5
Germany-committed	—	—	—	—	(195)	(1.4)	—	—	—	—	—	—	—	—	195	1.4	—	—
Germany-net	3,504	11	25.3	—	—	—	548	3.8	283	2.3	1,947	14.3	—	—	195	1.4	531	3.5
Netherlands	1,700	4	11.7	—	—	—	—	—	—	—	314	2.3	—	—	628	4.9	758	4.5
Europe—Other	751	8	5.6	—	133	0.6	336	3.1	101	0.5	90	0.8	—	—	—	—	91	0.6
Total	40,017	103	282.1	402	2,150	14.5	1,676	13.3	4,643	32.3	5,462	33.8	8,852	59.4	2,533	16.8	14,299	112.0
Total-committed	—	—	—	—	(1,708)	(12.0)	(301)	(1.9)	—	—	721	4.1	253	2.7	675	4.6	360	2.5
As at March 31, 2020	40,017	103	282.1	402	442	2.5	1,375	11.4	4,643	32.3	6,183	37.9	9,105	62.1	3,208	21.4	14,659	114.5
% of portfolio as at March 31, 2020:
* by sq ft	100%			1.0%	1.1%		3.4%		11.6%		15.5%		22.8%		8.0%		36.6%
* by Annualized Revenue			100%			0.9%		4.1%		11.4%		13.4%		22.0%		7.6%		40.6%
Acquisition activity between April 1, 2020 and May 13, 2020:
Acquisition of Weert property(1)
- Netherlands (non-Magna)	238	1	1.6	—	—	—	—	—	—	—	—	—	—	—	—	—	238	1.6
Total	40,255	104	283.7	402	442	2.5	1,375	11.4	4,643	32.3	6,183	37.9	9,105	62.1	3,208	21.4	14,897	116.1

(1)	The annualized revenue for the acquisition represents the pro-forma revenue expected over a 12-month period.

26    Granite REIT 2020 First Quarter Report

Occupancy Roll Forward

The table below provides a summary of occupancy changes in the first quarter of 2020.

Occupancy Roll Forward for Q1 2020

	Three Months Ended March 31, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, Jan 1, 2020	5,904	20,057	8,101	3,504	1,700	751	40,017
Vacancy, Jan 1, 2020	—	(402)	—	—	—	—	(402)
Occupancy, Jan 1, 2020	5,904	19,655	8,101	3,504	1,700	751	39,615
Occupancy %, Jan 1, 2020	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
Expiries	—	(59)	—	—	—	—	(59)
Renewals	—	59	—	—	—	—	59
Occupancy, Mar 31, 2020	5,904	19,655	8,101	3,504	1,700	751	39,615
Total portfolio size, Mar 31, 2020	5,904	20,057	8,101	3,504	1,700	751	40,017
Occupancy %, Mar 31, 2020	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $741.1 million as at March 31, 2020 compared to $797.7 million at December 31, 2019, as summarized below:

Sources of Available Liquidity

As at March 31, 2020 and December 31, 2019	2020	2019
Cash and cash equivalents	$242.1	$298.7
Unused portion of credit facility	499.0	499.0
Available liquidity	$741.1	$797.7

Additional sources of liquidity:
Unencumbered assets(1)	$4,810.0	$4,457.9

(1)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to net cash proceeds realized from the equity offering in October 2019. Granite intends to use and has partially used the net proceeds of the equity offering to fund completed and potential acquisitions of properties, development and expansion projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing

Granite REIT 2020 First Quarter Report    27

operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets. For information about the impact of COVID-19 on Granite’s liquidity, please see “SIGNIFICANT MATTERS—COVID-19 Pandemic”.

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

For the three months ended March 31,	2020	2019	$ change
Cash and cash equivalents, beginning of period	$298.7	$658.2	(359.5)
Cash provided by operating activities	54.6	40.4	14.2
Cash used in investing activities	(52.9)	(143.5)	90.6
Cash used in financing activities	(64.4)	(46.0)	(18.4)
Effect of exchange rate changes on cash and cash equivalents	6.1	(8.1)	14.2
Cash and cash equivalents, end of period	$242.1	$501.0	(258.9)

Operating Activities

In the three month period ended March 31, 2020, operating activities generated cash of $54.6 million compared to $40.4 million in the prior year period. The increase of $14.2 million was due to various factors including, among others, the following:

•	an increase of $12.7 million in net operating income;

•	a decrease of $1.7 million in income taxes paid due to a reduction in tax installments made; and

•	a decrease of $0.8 million in interest paid associated with the refinancing of the term loans in the fourth quarter of 2019; partially offset by

•

a decrease of $1.7 million related to cash provided by working capital changes primarily from the decrease in deferred revenue due to the timing of rent prepayments, partially offset by the reduction in accounts receivable.

Investing Activities

Investing activities for the three months ended March 31, 2020 used cash of $52.9 million and primarily related to the following:

•	the acquisition of a property under development in the Netherlands for $28.9 million including acquisition costs of $0.1 million;

•	a $17.4 million cash deposit related to the acquisition of three properties in the Netherlands that is expected to close in the second quarter of 2020; and

•

investment property development and expansion capital expenditures paid of $3.8 million relating to a property under development in Plainfield, Indiana and maintenance and improvement capital expenditures paid of $2.2 million largely relating to improvement projects at properties in Ontario, Canada.

28    Granite REIT 2020 First Quarter Report

Investing activities for the three month period ended March 31, 2019 used cash of $143.5 million and primarily related to the following:

•	the acquisition of two income-producing properties in the state of Texas for $164.6 million;

•	investment property development and expansion capital expenditures of $4.0 million related to an expansion at a property in Columbus, Ohio; and

•	maintenance and improvement capital expenditures of $1.2 million largely relating to a property in Novi, Michigan; partially offset by

•	net proceeds of $26.3 million received from the disposition of six properties in Canada and the United States.

Financing Activities

Cash used in financing activities for the three months ended March 31, 2020 of $64.4 million largely comprised $39.3 million of monthly distribution payments and $25.0 million relating to the repurchase of stapled units under the normal course issuer bid.

Cash used in financing activities for the three months ended March 31, 2019 of $46.0 million largely comprised of $31.9 million of monthly distribution payments and $13.7 million relating to a special distribution payment.

Debt Structure

Granite’s debt structure and key debt metrics as at March 31, 2020 and December 31, 2019 were as follows:

Summary Debt Structure and Debt Metrics

As at March 31, 2020 and December 31, 2019		2020	2019
Unsecured debt, net		$1,208.6	$1,187.0
Cross currency interest rate swaps, net		67.5	30.3
Lease obligations		33.7	33.0
Total debt	[A]	$1,309.8	$1,250.3
Less: cash and cash equivalents		242.1	298.7
Net debt	[B]	$1,067.7	$951.6
Investment properties, all unencumbered by secured debt	[C]	$4,810.0	$4,457.9
Adjusted EBITDA(1)	[D]	$222.7	$204.4
Interest expense		$29.0	$29.9
Interest income		(7.6)	(9.6)
Interest expense, net	[E]	$21.4	$20.3
Debt metrics
Leverage ratio(1)	[A]/[C]	27%	28%
Net leverage ratio(1)	[B]/[C]	22%	21%
Interest coverage ratio(1)	[D]/[E]	10.4x	10.1x
Unencumbered asset coverage ratio(1)	[C]/[A]	3.7x	3.6x
Indebtedness ratio(1)	[A]/[D]	5.9x	6.1x
Weighted average cost of debt(2)		1.83%	1.83%
Weighted average debt term-to-maturity, in years(2)		4.1	4.4
Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Excludes lease obligations noted above.

Granite REIT 2020 First Quarter Report    29

Unsecured Debt and Cross Currency Interest Rate Swaps

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite REIT Holdings Limited Partnership (“Granite LP”) entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At March 31, 2020, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.5 million.

On December 12, 2018, the Trust entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The new cross currency interest rate swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at March 31, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $19.0 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At March 31, 2020, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $260.6 million.

On December 19, 2018, the Trust entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, the Trust entered into a new cross currency interest rate swap. The new cross currency interest rate swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at March 31, 2020, the fair value of the cross currency interest rate swap was a net financial asset of $0.8 million.

30    Granite REIT 2020 First Quarter Report

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At March 31, 2020, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.8 million.

On December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at March 31, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $33.6 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At March 31, 2020, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.7 million.

In July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at March 31, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $15.8 million.

The 2021 Debentures, 2023 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at March 31, 2020, the Trust had no amounts drawn from the credit facility and $1.0 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At March 31, 2020, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite REIT 2020 First Quarter Report    31

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at March 31, 2020, Granite was in compliance with all of these covenants.

Credit Ratings

On March 13, 2020, Moody’s Investors Service, Inc. (“Moody’s”) confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On April 2, 2020, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders’ Equity

Outstanding Stapled Units

As at May 13, 2020, the Trust had 53,583,190 stapled units issued and outstanding.

As at May 13, 2020, the Trust had 93,710 restricted stapled units (representing the right to receive 93,710 stapled units) and 56,357 performance stapled units (representing the right to receive a maximum of 112,714 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

Granite REIT’s monthly distribution to unitholders is currently 24.2 cents per stapled unit. For 2020, based on this current monthly rate, Granite expects to make total annual distributions of $2.90 per stapled unit. Monthly distributions declared to stapled unitholders in the three month periods ended March 31, 2020 and 2019 were $39.1 million or 72.6 cents per stapled unit and $31.9 million or 69.9 cents per stapled unit, respectively.

On April 17, 2020, distributions of $13.0 million or 24.2 cents per stapled unit were declared and will be paid on May 15, 2020.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

For the three months ended March 31,	2020	2019
Net income	$81.4	$78.3
Cash flows provided by operating activities	54.6	40.4
Monthly cash distributions paid and payable	(39.1)	(31.9)
Cash flows from operating activities in excess (shortfall) of distributions paid and payable	$15.5	$8.5

32    Granite REIT 2020 First Quarter Report

Monthly distributions for the three month periods ended March 31, 2020 and 2019 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods, however, the automatic securities purchase plan was suspended as at March 27, 2020. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

During the three months ended March 31, 2020, Granite repurchased 490,952 stapled units for consideration of $25.0 million at an average purchase price of $50.95 per unit, significantly below its estimated net asset value. During the three months ended March 31, 2019, Granite repurchased 700 stapled units for consideration of less than $0.1 million, representing an average purchase price of $52.96 per unit.

On May 13, 2020, the Board of Trustees/Directors approved the renewal of the normal course issuer bid which will be subject to customary regulatory approvals.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. At March 31, 2020, the Trust had $1.0 million in letters of credit outstanding. Additionally, as at March 31, 2020, the Trust had contractual commitments that totaled $216.5 million and comprised the purchase of three state-of-the-art facilities in the Netherlands for $119.8 million, the construction of the property under development in Bleiswijk, Netherlands of $34.3 million and other construction and development projects for $62.4 million. The construction and development projects are expected to be completed during 2020 and the first half of 2021. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions. The three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be

Granite REIT 2020 First Quarter Report    33

purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the fourth quarter of 2020. On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities in the Netherlands (“SIGNIFICANT MATTERS—Property Acquisitions”). Granite expects to fund these commitments through the use of cash on hand, cash from operations and/or Granite’s credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 10 and 18 to the unaudited condensed combined financial statements for the three month period ended March 31, 2020, “LIQUIDITY AND CAPITAL RESOURCES” and “SIGNIFICANT MATTERS—COVID-19 Pandemic”.

NON-IFRS PERFORMANCE MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

34    Granite REIT 2020 First Quarter Report

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

For the three months ended March 31,		2020	2019

(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$39.1	$31.9
FFO		$56.8	$40.7
Add (deduct):
Lease termination and close-out fees		—	(0.3)
FFO adjusted for the above	[B]	$56.8	$40.4
AFFO		$55.6	$39.8
Add (deduct):
Lease termination and close-out fees		—	(0.3)
AFFO adjusted for the above	[C]	$55.6	$39.5
FFO payout ratio	[A]/[B]	69%	79%
AFFO payout ratio	[A]/[C]	70%	81%

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real

Granite REIT 2020 First Quarter Report    35

estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended March 31, 2020 and December 31, 2019	2020	2019
Net income	$385.3	$382.3
Add (deduct):
Lease termination and close-out fees	(0.6)	(0.9)
Interest expense and other financing costs	29.0	29.9
Interest income	(7.6)	(9.6)
Income tax expense	41.4	42.7
Depreciation and amortization	0.9	0.9
Fair value gains on investment properties, net	(231.3)	(245.4)
Fair value (gains) losses on financial instruments	0.6	(1.2)
Loss on sale of investment properties	2.3	3.0
Other expense	2.7	2.7
Adjusted EBITDA	$222.7	$204.4

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

36    Granite REIT 2020 First Quarter Report

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2019. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2019. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of

Granite REIT 2020 First Quarter Report    37

certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three month period ended March 31, 2020. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the unaudited condensed combined financial statements for the three month period ended March 31, 2020 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the accompanying condensed combined financial statements for the three month period ended March 31, 2020 are consistent with those followed in the preparation of the Trust’s annual combined financial statements for the year ended December 31, 2019.

In connection with the combined financial statements for the year ended December 31, 2019, the Trust determined to early adopt the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) in advance of their mandatory effective date of January 1, 2020. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. As a result of adopting the IFRS 3 Amendments, acquisitions of income-producing properties were considered asset acquisitions rather than business combinations, as previously accounted for. The Trust adopted the IFRS 3 Amendments

38    Granite REIT 2020 First Quarter Report

in the three and six month periods ended June 30, 2019. Consequently, the Trust did not recognize the impact of adopting the IFRS 3 Amendments in the condensed combined financial statements for the three months ended March 31, 2019, issued on May 7, 2019 as it had not determined to early adopt the IFRS 3 Amendments at that time. However, in the condensed combined financial statements for the three month period ended March 31, 2020, the comparative period of March 31, 2019 has been restated to reflect the IFRS 3 Amendments. Accordingly, the comparative amounts in the MD&A have also been restated. The impact from the adoption of the IFRS 3 Amendments relating to the three month period ended March 31, 2019 in each of the statements of net income and cash flows is as follows:

Condensed Combined Statements of Net Income:
Reduction in acquisition transaction costs	$411
Reduction in fair value gains on investment properties, net	(411)
Net impact to the Condensed Combined Statements of Net Income	$—
Condensed Combined Statements of Cash Flows:
Reduction in fair value gains on investment properties within items not involving operating cash flows (operating activities)	$411
Reduction in changes in working capital balances (operating activities)	543
Increase in property acquisition costs (investing activities)	(954)
Net impact to the Condensed Combined Statements of Cash Flows	$—

The adoption of the IFRS 3 Amendments had no impact to the combined balance sheet as at March 31, 2019 and the statement of comprehensive income for the three month period ended March 31, 2019.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the condensed combined financial statements for the three month period ended March 31, 2020 are described below.

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the Decision is expected in fiscal 2020 with retrospective application.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the first quarter of 2020, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting. As a result of COVID-19, all of Granite’s employees began working remotely in March 2020. These changes to the working environment did not have a material effect on Granite’s internal controls over financial reporting during the most recent quarter.

Granite REIT 2020 First Quarter Report    39

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2019, and remain substantially unchanged in respect of the three month period ended March 31, 2020 except for the following addition:

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The transmission of COVID-19 and efforts to contain its spread have recently resulted in international, national and local border closings; travel restrictions; significant disruptions to business operations, supply chains and customer activity and demand; cancellations, reductions and other changes to services; and quarantines; as well as considerable general concern and uncertainty.

The economic downturn resulting from the COVID-19 pandemic and government measures to contain it may materially adversely impact Granite’s operations and financial performance. Such impacts may include: reductions in tenants’ ability to pay rent in full or at all; reductions in demand for tenants’ products or services; temporary or long-term suspension of development projects; temporary or long-term labour shortages or disruptions; further disruptions to local and global supply chains; increased risks to Granite’s information technology systems and internal control systems as a result of the need to increase remote work arrangements; and continued or further deterioration of worldwide credit and financial markets that could limit Granite’s ability to obtain external financing to fund operations and capital expenditures, or result in losses on Granite’s holdings of cash and investments due to failures of financial institutions and other parties.

Granite has already taken and will continue to take actions to mitigate the effects of COVID-19, while considering the interests of its employees, tenants, suppliers and other stakeholders. Management has implemented appropriate procedures aimed at ensuring Granite is conducting business in a safe and effective manner. All of Granite’s employees are or were working remotely from their homes, and Granite is working diligently with its service providers to remain operational during this pandemic.

Granite has received rent deferral requests from several of its tenants in both North America and Europe and a small number of tenants have withheld rent in April and May. Granite has not granted rent deferrals to any tenants at this time. Granite remains in active dialogue with tenants, especially those more significantly affected by COVID-19 disruptions, and has implemented enhanced monitoring of their operational and financial metrics. Granite also continues to assess and attempts to mitigate the risk of temporary or longer-term labour shortages or interruptions, and disruptions in local and global supply chains, including the potential impact of these on Granite’s ongoing development projects.

Granite’s response to the COVID-19 pandemic is guided by local public health authorities and governments in each of its markets. Granite continues to closely monitor business operations and may take further actions that respond to directives of governments and public health authorities or that are in the best interests of employees, tenants, suppliers or other stakeholders, as necessary. These changes and any additional changes in operations in response to COVID-19 could materially impact the financial results of Granite.

40    Granite REIT 2020 First Quarter Report

The spread of COVID-19 has caused an economic slowdown and increased volatility in financial markets, which has negatively impacted the market price of Granite’s stapled units. Governments and central banks across the globe have responded with monetary and fiscal interventions intended to stabilize economic conditions. However, it is not currently known how these interventions will impact debt and equity markets or the economy generally. Although the ultimate impact of COVID-19 on the global economy and its duration remains uncertain, disruptions caused by COVID-19 may materially adversely affect Granite’s performance. Uncertain economic conditions resulting from the COVID-19 outbreak may, in the short or long-term, materially adversely impact Granite’s tenants and/or the debt and equity markets, either of which could materially adversely affect Granite’s operations and financial performance.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18
Operating highlights(1)(2)
Revenue	$78.1	$73.6	$68.8	$67.9	$63.4	$59.9	$63.8	$62.1
NOI—cash basis(1)	$67.8	$63.8	$60.3	$58.3	$55.1	$52.9	$56.4	$55.2
Fair value gain on investment properties, net	$36.0	$47.5	$78.2	$69.6	$50.1	$52.9	$141.6	$127.9
Net income attributable to stapled unitholders	$81.3	$90.6	$114.5	$98.7	$78.3	$85.9	$157.8	$149.2
Cash provided by operating activities	$54.6	$50.1	$42.8	$50.1	$40.4	$34.7	$40.6	$45.0
FFO(1)	$56.8	$47.9	$45.8	$43.1	$40.7	$40.9	$39.1	$37.6
AFFO(1)(3)	$55.6	$46.2	$44.4	$42.3	$39.8	$38.6	$38.5	$35.9
FFO payout ratio(1)	69%	80%	76%	81%	79%	77%	80%	79%
AFFO payout ratio(1)(3)	70%	83%	78%	83%	81%	81%	81%	82%

Per unit amounts
Diluted FFO(1)	$1.05	$0.91	$0.93	$0.89	$0.89	$0.90	$0.86	$0.82
Diluted AFFO(1)(3)	$1.03	$0.88	$0.90	$0.88	$0.87	$0.84	$0.84	$0.78
Monthly distributions paid	$0.73	$0.70	$0.70	$0.70	$0.70	$0.68	$0.68	$0.68
Special distribution paid	—	—	—	—	$0.30	—	—	—
Diluted weighted average number of units	54.1	52.6	49.5	48.3	45.7	45.7	45.8	45.8

Financial highlights
Investment properties(4)	$4,810.0	$4,457.9	$3,938.3	$3,799.1	$3,532.8	$3,425.0	$3,198.0	$3,031.2
Assets held for sale	—	—	$48.3	$50.5	$38.7	$44.2	$17.0	$341.4
Cash and cash equivalents	$242.1	$298.7	$455.4	$496.9	$501.0	$658.2	$192.7	$50.1
Total debt(5)	$1,309.8	$1,250.3	$1,253.2	$1,285.6	$1,261.6	$1,303.2	$715.9	$817.6
Maintenance or improvement capital expenditures incurred	$1.1	$0.8	$1.4	$0.2	$0.9	$2.2	$0.8	$1.8
Leasing costs incurred	—	$0.8	$0.2	$0.4	$0.2	$0.6	$0.5	$0.4

Property metrics(4)
Number of income-producing properties	85	85	80	79	77	80	85	84
GLA, square feet	40.0	40.0	34.9	34.5	32.8	32.2	32.5	31.8
Occupancy, by GLA	99.0%	99.0%	99.7%	98.9%	98.8%	99.1%	97.3%	97.3%
Weighted average lease term, years	6.3	6.5	6.0	6.0	6.1	6.0	5.9	5.9

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.

Granite REIT 2020 First Quarter Report    41

(2)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q1’20 — Fair value gains on investment properties of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions.

•

Q4’19 — Net income attributable to unitholders, cash provided by operating activities and FFO included a net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization.

•

Q3’19 — Fair value gains on investment properties of $78.2 million were largely attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.6 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q4’18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

•

Q3’18 — Fair value gain on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

•

Q2’18 — Net income attributable to unitholders, cash provided by operating activities and FFO included a $1.9 million foreign exchange loss recognized in the period relating to the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties as this item can be a source of variance between periods. Fair value gain on investment properties of $127.9 million included the increase in fair value to the expected sale price of six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018.

(3)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant incentives paid. The AFFO metrics in the comparative periods have been updated to conform to the current period’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the quarter ended March 31, 2019 were previously reported as $39.3 million, $0.86 per unit and 82%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”).

(4)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(5)	Total debt includes lease obligations recognized under IFRS 16, Leases.

42    Granite REIT 2020 First Quarter Report

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the property in Mississauga, Ontario and the expected enhancement to the yield of such property from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the completion of construction at the development property in Dallas, Texas; the expected construction of a grocery e-commerce distribution centre in Bleiswijk, Netherlands; the anticipated acquisition, development and leasing of three facilities in the Netherlands; the completion of construction and leasing of a distribution/warehouse facility in Plainfield, Indiana; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to,

Granite REIT 2020 First Quarter Report    43

the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

44    Granite REIT 2020 First Quarter Report

Condensed Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the three months ended March 31, 2020

[THIS PAGE INTENTIONALLY LEFT BLANK]

Condensed Combined Balance Sheets

(Canadian dollars in thousands)

(Unaudited)

As at	Note	March 31, 2020	December 31, 2019
ASSETS

Non-current assets:
Investment properties	4	$4,810,037	$4,457,899
Construction funds in escrow	6	15,938	16,767
Acquisition deposits	3	18,674	—
Deferred tax assets		4,027	4,057
Fixed assets, net		2,480	2,119
Other assets	6	2,057	1,273
		4,853,213	4,482,115

Current assets:
Other receivable	7	12,689	11,650
Accounts receivable		5,602	7,812
Income taxes receivable		543	315
Prepaid expenses and other		5,125	3,387
Cash and cash equivalents	15(d)	242,072	298,677
Total assets		$5,119,244	$4,803,956

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$1,208,585	$1,186,994
Cross currency interest rate swaps	8(b)	68,343	30,365
Long-term portion of lease obligations	9	33,047	32,426
Deferred tax liabilities		356,068	320,972
		1,666,043	1,570,757

Current liabilities:
Deferred revenue	10	6,272	5,804
Accounts payable and accrued liabilities	10	45,518	50,183
Distributions payable	11	12,967	13,081
Short-term portion of lease obligations	9	679	619
Income taxes payable		18,250	15,402
Total liabilities		1,749,729	1,655,846

Equity:
Stapled unitholders’ equity	12	3,367,410	3,146,143
Non-controlling interests		2,105	1,967
Total equity		3,369,515	3,148,110
Total liabilities and equity		$5,119,244	$4,803,956

Commitments and contingencies (note 18)

See accompanying notes

Granite REIT 2020 First Quarter Report    47

Condensed Combined Statements of Net Income

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended March 31,
	Note	2020	2019(1)
Rental revenue	13(a)	$78,050	$63,161
Lease termination and close-out fees		—	266
Revenue		78,050	63,427
Property operating costs	13(b)	10,168	8,236
Net operating income		67,882	55,191

General and administrative expenses	13(c)	5,727	7,874
Depreciation and amortization		237	214
Interest income		(868)	(2,869)
Interest expense and other financing costs	13(d)	6,645	7,555
Foreign exchange (gains) losses, net		(2,760)	470
Fair value gains on investment properties, net	4	(35,993)	(50,070)
Fair value losses on financial instruments	13(e)	1,894	101
Loss on sale of investment properties	5	—	748
Income before income taxes		93,000	91,168
Income tax expense	14	11,588	12,840
Net income		$81,412	$78,328

Net income attributable to:
Stapled unitholders		$81,296	$78,255
Non-controlling interests		116	73
		$81,412	$78,328

(1)	During 2019 the Trust early adopted the amendments to IFRS 3, Business Combinations, effective January 1, 2019 (note 2(c)).

See accompanying notes

48    Granite REIT 2020 First Quarter Report

Condensed Combined Statements of Comprehensive Income

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended March 31,
	Note	2020	2019
Net income		$81,412	$78,328

Other comprehensive income (loss):
Foreign currency translation adjustment(1)		259,639	(82,560)
Unrealized (loss) gain on net investment hedges, includes income taxes of nil(1)	8(b)	(56,779)	54,192
Total other comprehensive income (loss)		202,860	(28,368)
Comprehensive income		$284,272	$49,960
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.
Comprehensive income attributable to:

Stapled unitholders		$284,134	$49,947
Non-controlling interests		138	13
		$284,272	$49,960

See accompanying notes

Granite REIT 2020 First Quarter Report    49

Condensed Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

(Unaudited)

Three Months Ended March 31, 2020
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2020	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110
Net income	—	—	—	81,296	—	81,296	116	81,412
Other comprehensive income	—	—	—	—	202,838	202,838	22	202,860
Distributions (note 11)	—	—	—	(39,128)	—	(39,128)	—	(39,128)
Units issued under the stapled unit plan (note 12(a))	22	1,278	—	—	—	1,278	—	1,278
Units repurchased for cancellation (note 12(b))	(491)	(23,689)	(1,328)	—	—	(25,017)	—	(25,017)
As at March 31, 2020	53,583	$2,585,639	$53,326	$409,417	$319,028	$3,367,410	$2,105	$3,369,515

Three Months Ended March 31, 2019
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	78,255	—	78,255	73	78,328
Other comprehensive loss	—	—	—	—	(28,308)	(28,308)	(60)	(28,368)
Distributions (note 11)	—	—	—	(31,936)	—	(31,936)	—	(31,936)
Special distribution paid in units and immediately consolidated (note 11)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 12(a))	10	605	—	—	—	605	—	605
Units repurchased for cancellation (note 12(b))	(1)	(32)	(5)	—	—	(37)	—	(37)
As at March 31, 2019	45,694	$2,105,479	$54,654	$170,820	$183,144	$2,514,097	$1,480	$2,515,577

See accompanying notes

50    Granite REIT 2020 First Quarter Report

Condensed Combined Statements of Cash Flows

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended March 31,
	Note	2020	2019(1)
OPERATING ACTIVITIES

Net income		$81,412	$78,328
Items not involving operating cash flows	15(a)	(23,697)	(35,510)
Leasing commissions paid		—	(224)
Tenant incentives paid		(241)	(179)
Current income tax expense	14(a)	1,277	1,919
Income taxes recovered (paid)		420	(1,238)
Interest expense		6,219	7,206
Interest paid		(5,357)	(6,205)
Changes in working capital balances	15(b)	(5,412)	(3,674)
Cash provided by operating activities		54,621	40,423

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(28,949)	(164,618)
Proceeds from disposals of investment properties, net		—	26,263
Capital expenditures
— Maintenance or improvements		(2,235)	(1,225)
— Developments or expansions		(3,772)	(3,976)
— Costs to complete acquired property	4	(2,300)	—
Construction funds in escrow	6	2,300	—
Acquisition deposits	3	(17,429)	—
Fixed asset additions		(578)	(38)
Cash used in investing activities		(52,963)	(143,594)

FINANCING ACTIVITIES

Monthly distributions paid		(39,250)	(31,936)
Special distribution paid	11	—	(13,710)
Repayment of lease obligations	9	(78)	(263)
Financing costs paid		(30)	(25)
Repurchase of stapled units	12(b)	(25,017)	(37)
Cash used in financing activities		(64,375)	(45,971)
Effect of exchange rate changes on cash and cash equivalents		6,112	(8,113)
Net decrease in cash and cash equivalents during the period		(56,605)	(157,255)
Cash and cash equivalents, beginning of period		298,677	658,246
Cash and cash equivalents, end of period		$242,072	$500,991

(1)	During 2019 the Trust early adopted the amendments to IFRS 3, Business Combinations, effective January 1, 2019 (note 2(c)).

See accompanying notes

Granite REIT 2020 First Quarter Report    51

Notes to Condensed Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 13, 2020.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three month period ended March 31, 2020 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2019.

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

52    Granite REIT 2020 First Quarter Report

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)	Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2019. In connection with the combined financial statements for the year ended December 31, 2019, the Trust determined to early adopt the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) in advance of their mandatory effective date of January 1, 2020. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. As a result of adopting the IFRS 3 Amendments, acquisitions of income-producing properties were considered asset acquisitions rather than business combinations, as previously accounted for. The Trust adopted the IFRS 3 Amendments in the three and six month periods ended June 30, 2019. Consequently, the Trust did not recognize the impact of adopting the IFRS 3 Amendments in the condensed combined financial statements for the three months ended March 31, 2019, issued on May 7, 2019 as it had not determined to early adopt the IFRS 3 Amendments at that time. However, in these condensed combined financial statements for the three month period ended March 31, 2020, the comparative period of March 31, 2019 has been retrospectively adjusted to reflect the IFRS 3 Amendments. The impact from the adoption of the IFRS 3 Amendments relating to the three month period ended March 31, 2019 in each of the statements of net income and cash flows is as follows:

Condensed Combined Statements of Net Income:
Reduction in acquisition transaction costs	$411
Reduction in fair value gains on investment properties, net	(411)
Net impact to the Condensed Combined Statements of Net Income	$—

Condensed Combined Statements of Cash Flows:
Reduction in fair value gains on investment properties within items not involving operating cash flows (operating activities)	$411
Reduction in changes in working capital balances (operating activities)	543
Increase in property acquisition costs (investing activities)	(954)
Net impact to the Condensed Combined Statements of Cash Flows	$—

The adoption of the IFRS 3 Amendments had no impact to the combined balance sheet as at March 31, 2019 and the statement of comprehensive income for the three month period ended March 31, 2019.

(d)	Future Accounting Policy Changes

As at March 31, 2020, there are no new accounting standards issued but not yet applicable to the condensed combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the Decision is expected in fiscal 2020 with retrospective application.

Granite REIT 2020 First Quarter Report    53

3. ACQUISITIONS

During the three month periods ended March 31, 2020 and 2019, property acquisitions consisted of the following:

Acquisition During The Three Months Ended March 31, 2020

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Property under development:
Aquamarijnweg 2	Bleiswijk, Netherlands	March 13, 2020	$28,804	$145	$28,949
			$28,804	$145	$28,949

The property under development in Bleiswijk, Netherlands is expected to be completed by September 2020. As at March 31, 2020, the remaining costs to complete the development are expected to be approximately $34.3 million (€22.1 million) and are included in the commitments and contingencies note (note 18).

Acquisitions During The Three Months Ended March 31, 2019

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Income-producing properties(1):
201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087	$192	$58,279
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120	219	106,339
			$164,207	$411	$164,618

(1)	The properties acquired in the three months ended March 31, 2019 have been accounted for as asset acquisitions reflecting the adoption of the IFRS 3 Amendments effective January 1, 2019 (note 2(c)).

During the three month period ended March 31, 2020, the transaction costs of $0.1 million (2019 — $0.4 million), which included legal and advisory costs were first capitalized to the cost of the respective property and then subsequently expensed to net fair value gains on investment properties on the condensed combined statements of net income as a result of measuring the properties at fair value.

Acquisition Deposits

As at March 31, 2020, Granite had made a deposit of $18.7 million (€12.0 million) to acquire three state-of-the-art facilities in the Netherlands for $138.5 million (€89.0 million). The commitment to purchase the properties is subject to customary closing conditions and is expected to close in the second quarter of 2020. The contractual commitment to purchase these properties as at March 31, 2020 is included in the commitments and contingencies note (note 18). On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities constructed. The property was purchased for total consideration of $32.4 million (€20.8 million) excluding transaction costs and was funded with cash on hand.

54    Granite REIT 2020 First Quarter Report

4. INVESTMENT PROPERTIES

As at	March 31, 2020	December 31, 2019
Income-producing properties	$4,688,119	$4,377,623
Properties under development	90,682	51,310
Land held for development	31,236	28,966
	$4,810,037	$4,457,899

Changes in investment properties are shown in the following table:

	Three Months Ended March 31, 2020			Year Ended December 31, 2019
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of period	$4,377,623	$51,310	$28,966	$3,415,786	$17,009	$3,984
Additions
— Capital expenditures:
Maintenance or improvements	1,060	—	—	3,272	—	—
Developments or expansions	60	5,838	—	3,641	27,250	—
Costs to complete acquired property (note 6)	2,300	—	—	—	—	—
— Acquisitions (note 3)	—	28,949	—	951,065	8,932	24,939
— Leasing commissions	—	—	—	1,079	—	—
— Tenant incentives	—	—	—	515	—	—
Fair value gains (losses), net	36,138	(145)	—	243,351	(135)	557
Foreign currency translation, net	270,759	4,730	2,270	(180,107)	(1,746)	(514)
Amortization of straight-line rent	1,416	—	—	5,074	—	—
Amortization of tenant incentives	(1,275)	—	—	(5,122)	—	—
Other changes	38	—	—	189	—	—
Classified as assets held for sale (note 5)	—	—	—	(61,120)	—	—
Balance, end of period	$4,688,119	$90,682	$31,236	$4,377,623	$51,310	$28,966

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from

Granite REIT 2020 First Quarter Report    55

valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Refer to note 20 for a discussion of the impact of the COVID-19 pandemic on the Trust’s business and operations, including the valuation of investment properties.

Included in investment properties is $21.8 million (December 31, 2019 — $18.9 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at March 31, 2020 are as follows:

Year ended March 31,
2021	$287,737
2022	281,567
2023	259,767
2024	220,818
2025	151,364
2026 and thereafter	816,021
$2,017,274

56    Granite REIT 2020 First Quarter Report

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	March 31, 2020			December 31, 2019
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	5.72%	8.75%	5.25%	5.90%	8.75%	5.25%
Terminal capitalization rate	5.45%	8.00%	5.00%	5.55%	8.00%	5.00%

United States
Discount rate	6.37%	9.50%	5.00%	6.41%	9.50%	5.00%
Terminal capitalization rate	5.89%	8.75%	5.00%	6.23%	8.75%	5.25%

Germany
Discount rate	7.17%	9.00%	5.75%	6.83%	8.25%	5.70%
Terminal capitalization rate	6.05%	8.00%	4.75%	6.31%	8.75%	5.00%

Austria
Discount rate	8.27%	10.25%	7.25%	7.96%	10.00%	7.00%
Terminal capitalization rate	7.28%	9.75%	6.75%	7.34%	9.75%	6.75%

Netherlands
Discount rate	5.24%	6.00%	4.70%	5.24%	6.00%	4.70%
Terminal capitalization rate	6.14%	7.55%	5.60%	6.14%	7.55%	5.60%

Other
Discount rate	7.49%	10.00%	6.75%	8.25%	10.00%	7.25%
Terminal capitalization rate	6.94%	9.75%	5.75%	8.20%	9.75%	6.25%

Total
Discount rate	6.61%	10.25%	4.70%	6.60%	10.00%	4.70%
Terminal capitalization rate	6.10%	9.75%	4.75%	6.32%	9.75%	5.00%

(1)	Weighted based on income-producing property fair value.

5. ASSETS HELD FOR SALE AND DISPOSITIONS

During the three month period ended March 31, 2020, no properties were disposed of. During the three month period ended March 31, 2019, Granite disposed of six properties and incurred $0.7 million of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the condensed combined statement of net income.

At March 31, 2020 and December 31, 2019, there are no investment properties classified as assets held for sale.

Granite REIT 2020 First Quarter Report    57

6. NON-CURRENT ASSETS

Construction Funds In Escrow

On November 19, 2019, Granite acquired a developed property located at 1301 Chalk Hill Road, Dallas, Texas which had outstanding construction work. Consequently, $20.5 million (US$15.5 million) of the purchase price was placed in escrow to pay for the remaining construction costs. The funds are released from escrow as the construction is completed. As at March 31, 2020, $15.9 million (US$11.3 million) remained in escrow (December 31, 2019 — $16.8 million (US$12.9 million)). As construction is completed, the construction costs are capitalized to the cost of the investment property. During the three month period ended March 31, 2020, $2.3 million (US$1.6 million) was released from escrow and capitalized to the property (note 4).

Other Assets

As at	March 31, 2020	December 31, 2019
Deferred financing costs associated with the revolving credit facility	$832	$885
Long-term receivables	418	388
2024 Cross Currency Interest Rate Swap (note 8(b))	807	—
	$2,057	$1,273

7. CURRENT ASSETS

Other Receivable

As at March 31, 2020, other receivable includes $12.7 million (US$9.0 million) of proceeds receivable associated with the disposal of a property in South Carolina in September 2018 that is expected to be received in the second quarter of 2020. The estimated sale price for the property in 2018 was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable was subject to change and was dependent upon the actual consumer price index inflation factor as at December 31, 2019. As at December 31, 2019, the proceeds receivable was $11.7 million (US$9.0 million).

8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at		March 31, 2020		December 31, 2019
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$249,702	$250,000	$249,646	$250,000
2023 Debentures	November 30, 2023	398,826	400,000	398,746	400,000
2024 Term Loan	December 19, 2024	260,589	261,220	239,153	239,816
2026 Term Loan	December 11, 2026	299,468	300,000	299,449	300,000
		$1,208,585	$1,211,220	$1,186,994	$1,189,816

(1)

The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

58    Granite REIT 2020 First Quarter Report

(b)	Cross Currency Interest Rate Swaps

As at	March 31, 2020	December 31, 2019
Financial asset at fair value
2024 Cross Currency Interest Rate Swap (note 6)	$807	$—
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$15,802	$3,630
2023 Cross Currency Interest Rate Swap	33,586	24,298
2024 Cross Currency Interest Rate Swap	—	1,202
2026 Cross Currency Interest Rate Swap	18,955	1,235
	$68,343	$30,365

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the debentures that mature in 2021 (the “2021 Debentures”) for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the debentures that mature in 2023 (the “2023 Debentures”) for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin monthly interest payments from the term loan that matures in 2024 (the “2024 Term Loan”) for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin monthly interest payments from the term loan that matures in 2026 (the “2026 Term Loan”) for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investment in foreign operations. The effectiveness of the hedges are assessed quarterly. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps and the foreign exchange gains or losses on the 2024 Term Loan are recognized in other comprehensive income. For the three month period ended March 31, 2020, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, except for the 2024 Cross Currency Interest Rate Swap, to be effective. With the refinancing of the 2024 Term Loan in 2019, the Trust designated the foreign exchange movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap as a net investment hedge. The Trust has assessed this hedge to be effective and accordingly, the change in fair value relating to foreign exchange movements is recorded in other comprehensive income. Since there is no effective

Granite REIT 2020 First Quarter Report    59

hedge for the interest and other movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap, a fair value loss of $2.3 million is recognized in fair value losses on financial instruments (note 13(e)) in the condensed combined statement of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the condensed combined statements of net income.

9. LEASE OBLIGATIONS

As at March 31, 2020, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the three month period ended March 31, 2020, Granite did not recognize any additional right-of-use assets and related lease obligations.

Future minimum lease payments relating to the right-of-use assets as at March 31, 2020 in aggregate for the next five years and thereafter are as follows:

Remainder of 2020	$520
2021	747
2022	439
2023	149
2024	131
2025 and thereafter	31,740
$33,726

During the three month period ended March 31, 2020, the Trust recognized $0.4 million of interest expense (2019 — $0.1 million) related to lease obligations (note 13(d)).

60    Granite REIT 2020 First Quarter Report

10. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2⁄3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at March 31, 2020, the Trust had no amounts drawn (December 31, 2019 — nil) from the credit facility and $1.0 million (December 31, 2019 — $1.0 million) in letters of credit issued against the facility.

Accounts Payable and Accrued Liabilities

As at	March 31, 2020	December 31, 2019
Accounts payable	$6,156	$6,840
Accrued salaries, incentives and benefits	2,880	5,416
Accrued interest payable	7,945	6,507
Accrued construction payable	6,681	5,933
Accrued professional fees	3,013	3,822
Accrued employee unit-based compensation	3,303	5,586
Accrued trustee/director unit-based compensation	2,783	3,301
Accrued property operating costs	6,194	6,376
Accrued leasing commissions	177	177
Accrual associated with a property disposal (note 7)	2,118	1,944
Other accrued liabilities	4,268	4,281
	$45,518	$50,183

In connection with the disposal of a property in South Carolina in September 2018, Granite retained an obligation to make certain repairs to the building. Accordingly, a liability was recorded at the time the property was disposed of, as determined using a third-party report. As at March 31, 2020, the estimated amount of the repairs is $2.1 million (December 31, 2019 — $1.9 million) and is recorded in the accrual associated with the property disposal above. Since the disposal of the property, Granite has not made any repairs to the building and is expected to settle the obligation in cash in the second quarter of 2020 in conjunction with the proceeds receivable for this property disposal (note 7).

11. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2020 were $39.1 million (2019 — $31.9 million) or 72.6 cents per stapled unit (2019 — 69.9 cents per stapled unit). Distributions payable at March 31, 2020 of $13.0 million, representing the

Granite REIT 2020 First Quarter Report    61

March 2020 distribution, were paid on April 15, 2020. Distributions payable at December 31, 2019 of $13.1 million were paid on January 15, 2020 and represented the December 2019 monthly distributions.

On April 17, 2020, distributions of $13.0 million or 24.2 cents per stapled unit were declared and will be paid on May 15, 2020.

Granite paid a special distribution on January 15, 2019 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

12. STAPLED UNITHOLDERS’ EQUITY

(a)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at March 31, 2020 and December 31, 2019, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units (“DSUs”) outstanding is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	50	$48.01	44	$46.01
Granted	4	66.56	4	54.13
DSUs outstanding, March 31	54	$49.47	48	$46.74

62    Granite REIT 2020 First Quarter Report

Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	145	$55.93	117	$50.34
New grants(1)	50	66.47	41	60.63
Forfeited	—	—	(1)	47.06
Settled in cash	(23)	55.35	(12)	45.10
Settled in stapled units	(22)	55.35	(10)	45.10
RSUs and PSUs outstanding, March 31(1)	150	$59.56	135	$54.39

(1)

New grants include 20,816 RSUs and 26,547 PSUs granted during the three month period ended March 31, 2020 (2019 — 29,672 RSUs and 9,418 PSUs). Total restricted stapled units outstanding at March 31, 2020 include a total of 93,346 RSUs and 54,864 PSUs granted (2019 — 121,436 RSUs and 13,148 PSUs).

The fair value of the outstanding PSUs was $1.9 million at March 31, 2020. The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust’s stapled units relative to the S&P/TSX Capped REIT Index.

Grant Date	January 1, 2020, January 1, August 12, September 24, 2019 and November 16, 2018
PSUs granted	54,864
Term to expiry	2.8 years
Average volatility rate	29.5%
Weighted average risk free interest rate	0.6%

Granite REIT 2020 First Quarter Report    63

The Trust’s unit-based compensation expense (recovery) recognized in general and administrative expenses was:

	Three Months Ended March 31,
	2020	2019
DSPs for trustees/directors (1)	$(517)	$748
Restricted Stapled Unit Plan for executives and employees	295	1,425
Unit-based compensation (recovery) expense	$(222)	$2,173
Fair value remeasurement (recovery) expense included in the above:
● DSPs for trustees/directors	$(737)	$471
● Restricted Stapled Unit Plan for executives and employees	(762)	738
Total fair value remeasurement (recovery) expense	$(1,499)	$1,209

(1)	In respect of fees mandated and elected to be taken as DSUs.

(b)	Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods, however, the automatic securities purchase plan was suspended as at March 27, 2020. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

During the three month period ended March 31, 2020, Granite repurchased 490,952 stapled units (2019 — 700 stapled units) at an average stapled unit cost of $50.95 for total consideration of $25.0 million (2019 — less than $0.1 million). The difference between the repurchase price and the average cost of the stapled units of $1.3 million (2019 — less than $0.1 million) was recorded to contributed surplus.

(c)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at March 31,	2020	2019
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$397,711	$242,930
Fair value losses on derivatives designated as net investment hedges	(78,683)	(59,786)
	$319,028	$183,144

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

64    Granite REIT 2020 First Quarter Report

13. RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a)	Rental revenue consists of:

	Three Months Ended March 31,
	2020	2019
Base rent	$68,390	$56,005
Straight-line rent amortization	1,416	1,149
Tenant incentive amortization	(1,275)	(1,306)
Property tax recoveries	6,155	4,684
Property insurance recoveries	579	518
Operating cost recoveries	2,785	2,111
	$78,050	$63,161

(b)	Property operating costs consist of:

	Three Months Ended March 31,
	2020	2019
Non-recoverable from tenants:
Property taxes and utilities	$257	$400
Legal	75	86
Consulting	—	22
Environmental and appraisals	150	51
Repairs and maintenance	145	246
Other	177	185
	$804	$990
Recoverable from tenants:
Property taxes and utilities	$6,877	$4,968
Property insurance	676	526
Repairs and maintenance	650	503
Property management fees	627	424
Other	534	825
	$9,364	$7,246
Property operating costs	$10,168	$8,236

Granite REIT 2020 First Quarter Report    65

(c)	General and administrative expenses consist of:

	Three Months Ended March 31,
	2020	2019
Salaries, incentives and benefits	$3,810	$3,011
Audit, legal and consulting	852	1,334
Trustee/director fees including distributions, revaluations and expenses(1)	(454)	805
RSU and PSU compensation expense including distributions and revaluations(1)	295	1,425
Other public entity costs	374	444
Office rents including property taxes and common area maintenance costs	99	81
Other	751	774
	$5,727	$7,874

(1)	For fair value remeasurement expense (recovery) amounts see note 12(a).

(d)	Interest expense and other financing costs consist of:

	Three Months Ended March 31,
	2020	2019
Interest and amortized issuance costs and modification losses relating to debentures and term loans	$5,789	$6,923
Amortization of deferred financing costs and other interest expense and charges	587	489
Interest expense related to lease obligations (note 9)	393	143
	$6,769	$7,555
Less: Capitalized interest	(124)	—
	$6,645	$7,555

(e)	Fair value (gains) losses on financial instruments consist of:

	Three Months Ended March 31,
	2020	2019
Foreign exchange forward contracts, net	$(384)	$101
Cross currency interest rate swap (note 8(b))	2,278	—
	$1,894	$101

For the three month period ended March 31, 2020, the fair value loss of $2.3 million relates to the fair value change of the 2024 Cross Currency Interest Rate Swap associated with interest and other movements which has not been designated in a hedging relationship and is therefore recognized in the condensed combined statement of net income (note 8(b)).

66    Granite REIT 2020 First Quarter Report

14. INCOME TAXES

(a)	The major components of the income tax expense are:

	Three Months Ended March 31,
	2020	2019
Current income tax expense	$1,277	$1,919
Deferred income tax expense	10,311	10,921
Income tax expense	$11,588	$12,840

(b)    The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2020	2019
Income before income taxes	$93,000	$91,168
Expected income taxes at the Canadian statutory tax rate of 26.5% (2019 — 26.5%)	$24,645	$24,160
Income distributed and taxable to unitholders	(12,360)	(9,859)
Net foreign rate differentials	(2,354)	(1,907)
Net change in provisions for uncertain tax positions	(400)	363
Net permanent differences	39	14
Withholding taxes and other	2,018	69
Income tax expense	$11,588	$12,840

15. DETAILS OF CASH FLOWS

(a)	Items not involving operating cash flows are shown in the following table:

	Three Months Ended March 31,
	2020	2019
Straight-line rent amortization	$(1,416)	$(1,149)
Tenant incentive amortization	1,275	1,306
Unit-based compensation (recovery) expense (note 12(a))	(222)	2,173
Fair value gains on investment properties	(35,993)	(50,070)
Depreciation and amortization	237	214
Fair value losses on financial instruments	1,894	101
Loss on sale of investment properties	—	748
Amortization of issuance costs and modification losses relating to debentures and term loans	190	217
Amortization of deferred financing costs	78	78
Deferred income taxes	10,311	10,921
Other	(51)	(49)
	$(23,697)	$(35,510)

Granite REIT 2020 First Quarter Report    67

(b)	Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2020	2019
Accounts receivable	$2,477	$353
Prepaid expenses and other	(1,334)	273
Accounts payable and accrued liabilities	(6,677)	(7,767)
Deferred revenue	122	3,467
	$(5,412)	$(3,674)

(c)	Non-cash investing and financing activities

During the three month period ended March 31, 2020, 22 thousand stapled units (2019 — 10 thousand stapled units) with a value of $1.3 million (2019 — $0.6 million) were issued under the Restricted Stapled Unit Plan (note 12(a)) and are not recorded in the condensed combined statements of cash flows. In addition, the condensed combined statement of cash flows for the period ended March 31, 2019 does not include sale proceeds of $16.9 million settled with a vendor take-back mortgage for properties disposed in February 2019 and the issuance and consolidation of stapled units associated with the special distributions in the amount of $41.1 million (note 11).

(d)	Cash and cash equivalents consist of:

As at	March 31, 2020	December 31, 2019
Cash	$217,199	$248,499
Short-term deposits	24,873	50,178
	$242,072	$298,677

68    Granite REIT 2020 First Quarter Report

16. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at March 31, 2020 and December 31, 2019:

As at	March 31, 2020			December 31, 2019
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Construction funds in escrow	$15,938		$15,938	$16,767		$16,767
Other assets	418	(1)	418	388	(1)	388
Other assets	807	(2)	807	—		—
Other receivable	12,689		12,689	11,650		11,650
Accounts receivable	5,602		5,602	7,812		7,812
Prepaid expenses and other	477	(3)	477	120	(3)	120
Cash and cash equivalents	242,072		242,072	298,677		298,677
	$278,003		$278,003	$335,414		$335,414
Financial liabilities
Unsecured debentures, net	$648,528		$657,520	$648,392		$669,090
Unsecured term loans, net	560,057		560,057	538,602		538,602
Cross currency interest rate swaps	68,343		68,343	30,365		30,365
Accounts payable and accrued liabilities	45,518		45,518	50,156		50,156
Accounts payable and accrued liabilities	—		—	27	(4)	27
Distributions payable	12,967		12,967	13,081		13,081
	$1,335,413		$1,344,405	$1,280,623		$1,301,321

(1)	Long-term receivables included in other assets (note 6).
(2)	The 2024 Cross Currency Interest Rate Swap included in other assets (note 6).
(3)	Foreign exchange forward contracts included in prepaid expenses.
(4)	Foreign exchange forward contracts included in accounts payable and accrued liabilities.

The fair values of the Trust’s construction funds in escrow, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying value as the asset or liability is revalued at the reporting date.

The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net

Granite REIT 2020 First Quarter Report    69

cash flows. At March 31, 2020, the Trust held six outstanding foreign exchange forward contracts (December 31, 2019 — seven contracts outstanding). The foreign exchange contracts are comprised of contracts to sell €12.0 million and purchase US$13.6 million. For the three month period ended March 31, 2020, the Trust recorded a net fair value gain of $0.4 million (2019 — net fair value loss of $0.1 million) related to outstanding foreign exchange forward contracts (note 13(e)).

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2020	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties	$—	$—	$4,810,037
Short-term proceeds receivable associated with a property disposal included in other receivable (note 7)	—	—	12,689
Cross currency interest rate swap included in other assets	—	807	—
Foreign exchange forward contracts included in prepaid expenses and other	—	477	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	657,520	—	—
Unsecured term loans, net	—	560,057	—
Cross currency interest rate swaps	—	68,343	—
Net assets (liabilities) measured or disclosed at fair value	$(657,520)	$(627,116)	$4,822,726

70    Granite REIT 2020 First Quarter Report

As at December 31, 2019	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties	$—	$—	$4,457,899
Short-term proceeds receivable associated with a property disposal included in accounts receivable (note 7)	—	—	11,650
Foreign exchange forward contracts included in prepaid expenses and other	—	120	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net	669,090	—	—
Unsecured term loans, net	—	538,602	—
Cross currency interest rate swaps	—	30,365	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	27	—
Net assets (liabilities) measured or disclosed at fair value	$(669,090)	$(568,874)	$4,469,549

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2020 and the year ended December 31, 2019, there were no transfers between the levels.

(c)	Risk Management

Foreign exchange risk

As at March 31, 2020, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At March 31, 2020, the Trust’s foreign currency denominated net assets are $3.5 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $21.3 million and $13.9 million, respectively, to comprehensive income.

Granite REIT 2020 First Quarter Report    71

17. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at March 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$4,810,037			$4,810,037
Investment in Granite LP(1)	—	22	(22)	—
Other non-current assets	43,176			43,176
	4,853,213	22	(22)	4,853,213

Current assets:
Other current assets	23,924	35		23,959
Intercompany receivable(2)	—	6,814	(6,814)	—
Cash and cash equivalents	241,922	150		242,072
Total assets	$5,119,059	7,021	(6,836)	$5,119,244

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,208,585			$1,208,585
Other non-current liabilities	457,458			457,458
	1,666,043			1,666,043

Current liabilities:
Intercompany payable(2)	6,814		(6,814)	—
Other current liabilities	76,687	6,999		83,686
Total liabilities	1,749,544	6,999	(6,814)	1,749,729

Equity:
Stapled unitholders’ equity	3,367,388	22		3,367,410
Non-controlling interests	2,127		(22)	2,105
Total liabilities and equity	$5,119,059	7,021	(6,836)	$5,119,244

(1)	Granite REIT Holdings Limited Partnership (“Granite LP”) is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

72    Granite REIT 2020 First Quarter Report

Balance Sheet	As at December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$4,457,899			$4,457,899
Investment in Granite LP(1)	—	21	(21)	—
Other non-current assets	24,216			24,216
	4,482,115	21	(21)	4,482,115

Current assets:
Other current assets	23,144	20		23,164
Intercompany receivable(2)	—	11,828	(11,828)	—
Cash and cash equivalents	298,385	292		298,677
Total assets	$4,803,644	12,161	(11,849)	$4,803,956

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,186,994			$1,186,994
Other non-current liabilities	383,763			383,763
	1,570,757			1,570,757

Current liabilities:
Intercompany payable(2)	11,828		(11,828)	—
Other current liabilities	72,949	12,140		85,089
Total liabilities	1,655,534	12,140	(11,828)	1,655,846

Equity:
Stapled unitholders’ equity	3,146,122	21		3,146,143
Non-controlling interests	1,988		(21)	1,967
Total liabilities and equity	$4,803,644	12,161	(11,849)	$4,803,956

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2020 First Quarter Report    73

Income Statement	Three Months Ended March 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$78,050			$78,050

General and administrative expenses	5,727			5,727
Interest expense and other financing costs	6,645			6,645
Other costs and expenses, net	6,777			6,777
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(35,993)			(35,993)
Fair value gains on financial instruments	1,894			1,894
Income before income taxes	93,000	1	(1)	93,000
Income tax expense	11,588			11,588
Net income	81,412	1	(1)	81,412
Less net income attributable to non-controlling interests	117		(1)	116
Net income attributable to stapled unitholders	$81,295	1	—	$81,296

Income Statement	Three Months Ended March 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$63,427			$63,427

General and administrative expenses	7,874			7,874
Interest expense and other financing costs	7,555			7,555
Other costs and expenses, net	6,051			6,051
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(50,070)			(50,070)
Fair value loss on financial instruments	101			101
Loss on sale of investment properties	748			748
Income before income taxes	91,168	1	(1)	91,168
Income tax expense	12,840			12,840
Net income	78,328	1	(1)	78,328
Less net income attributable to non-controlling interests	74		(1)	73
Net income attributable to stapled unitholders	$78,254	1	—	$78,255

74    Granite REIT 2020 First Quarter Report

Statement of Cash Flows	Three Months Ended March 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$81,412	1	(1)	$81,412
Items not involving operating cash flows	(23,697)	(1)	1	(23,697)
Changes in working capital balances	(5,270)	(142)		(5,412)
Other operating activities	2,318			2,318
Cash provided by (used in) operating activities	54,763	(142)	—	54,621
INVESTING ACTIVITIES
Property acquisitions	(28,949)			(28,949)
Investment property capital additions
— Maintenance or improvements	(2,235)			(2,235)
— Developments or expansions	(3,772)			(3,772)
— Costs to complete acquired property	(2,300)			(2,300)
Other investing activities	(15,707)			(15,707)
Cash used in investing activities	(52,963)	—	—	(52,963)
FINANCING ACTIVITIES
Distributions paid	(39,250)			(39,250)
Other financing activities	(25,125)			(25,125)
Cash used in financing activities	(64,375)	—	—	(64,375)
Effect of exchange rate changes	6,112			6,112
Net decrease in cash and cash equivalents during the period	$(56,463)	(142)	—	$(56,605)

Statement of Cash Flows	Three Months Ended March 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$78,328	1	(1)	$78,328
Items not involving operating cash flows	(35,510)	(1)	1	(35,510)
Changes in working capital balances	(2,932)	(742)		(3,674)
Other operating activities	1,279			1,279
Cash provided by (used in) operating activities	41,165	(742)	—	40,423
INVESTING ACTIVITIES
Property acquisitions	(164,618)			(164,618)
Proceeds from disposals, net	26,263			26,263
Investment property capital additions
— Maintenance or improvements	(1,225)			(1,225)
— Developments or expansions	(3,976)			(3,976)
Other investing activities	(38)			(38)
Cash used in investing activities	(143,594)	—	—	(143,594)
FINANCING ACTIVITIES
Distributions paid	(31,936)			(31,936)
Other financing activities	(14,035)			(14,035)
Cash used in financing activities	(45,971)	—	—	(45,971)
Effect of exchange rate changes	(8,113)			(8,113)
Net decrease in cash and cash equivalents during the period	$(156,513)	(742)	—	$(157,255)

Granite REIT 2020 First Quarter Report    75

18. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)    At March 31, 2020, the Trust’s contractual commitments totaled $216.5 million and comprised construction and development projects of $62.4 million, the purchase of three state-of-the-art facilities in the Netherlands for $119.8 million (note 3) and the construction of the property under development in Bleiswijk, Netherlands (note 3) of $34.3 million. On May 1, 2020, Granite acquired the first of the three state-of-the-art facilities constructed in the Netherlands (note 19(a)).

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

19. SUBSEQUENT EVENTS

(a)    On May 1, 2020, Granite closed on the acquisition of the first of the three state-of-the-art facilities constructed in the Netherlands (note 3). The property was purchased for total consideration of $32.4 million (€20.8 million) excluding transaction costs and was funded with cash on hand.

(b)    On April 17, 2020, the Trust declared monthly distributions for April 2020 of $13.0 million (note 11).

20. COVID-19 PANDEMIC

Subsequent to March 31, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, and announced by the World Health Organization as a global health pandemic on March 11, 2020, has resulted in the local governments across Granite’s operating markets enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness. Governments across the globe have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Granite is continuing to monitor the impact of the COVID-19 pandemic on its business, liquidity and results of operations.

Granite is also continuing to review its future cash flow projections and the valuation of its properties in light of the COVID-19 pandemic. The carrying value of Granite’s investment properties reflects its best estimate for the highest and best use as at March 31, 2020 (note 4). It is not possible to forecast with certainty the duration and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations, both in the short-term and in the long-term. In a long-term scenario, certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

76    Granite REIT 2020 First Quarter Report

REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Jennifer Warren

Trustee

Officers Kevan Gorrie President and Chief Executive Officer Teresa Neto Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2019 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com